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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47566

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ST. BERNARD FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2621 WEST MAIN, STE 6
(No. and Street)

RUSSELLVILLE (City) AR (State) 72801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Keenan 479-967-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Teaff & Associates, C.P.A.s, P.A.
(Name – *if individual, state last, first, middle name*)

210 West 10th (Address) Russellville (City) AR (State) 72801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 0 2007
WASH. D.C.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Keenan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of St. Bernard Financial Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TONUIA HULL
NOTARY PUBLIC-STATE OF ARKANSAS
POPE COUNTY
My Commission Expires 9-10-2011

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

St. Bernard Financial Services, Inc.

December 31, 2006

St. Bernard Financial Services, Inc.
Statement of Financial Condition
December 31, 2006

<u>Assets</u>

Cash	$ 2,025
Certificate of deposit	10,758
Accounts receivable- commissions	85,155
Total current assets	97,938
<u>Current Assets</u>	
Depreciable assets at cost, less accumulated depreciation of $13,679	-
	$ 97,938

<u>Liabilities and Stockholders' Equity</u>

Liabilities:	
Commissions payable	$ 70,862
Accounts payable	9,125
Payroll taxes withheld and accrued	1,494
Income taxes payable	19
Total current liabilities	81,500
Stockholders' equity:	
Common stock, $1 par value: Authorized 100,000 shares; issued and outstanding 100 shares	100
Additional paid-in capital	12,253
Retained earnings	4,085
Total stockholders' equity	16,438
	$ 97,938

See accompanying notes

St. Bernard Financial Services, Inc.
Statement of Income
December 31, 2006

Revenues:		
Commissions and fees	$	620,388
Expenses:		
Commissions paid		502,609
Bank charges		1,410
Business development and travel		453
Communications		5,382
Depreciation		-
Insurance and bonds		1,121
Legal and accounting		7,150
Office supplies		9,958
Regulatory fees		27,775
Rent and utilities		11,927
Wages, contract labor and benefits		45,977
Other		6,961
		620,723
Net income from operations		(335)
Interest income		456
Net income before income taxes		121
Income taxes		
Federal		18
State		1
		19
Net income	$	102

See accompanying notes

St. Bernard Financial Services, Inc.
Statement of Changes in Stockholders' Equity
December 31, 2006

	Common Stock	Capital in excess of stated value	Retained earnings	Total
Balance- December 31, 2005	$ 100	$ 12,253	$ 3,983	$ 16,336
Net income for the year	-	-	102	102
Balance - December 31, 2006	$ 100	$ 12,253	$ 4,085	$ 16,438

See accompanying notes

St. Bernard Financial Services, Inc.
Statement of Cash Flows
December 31, 2006

Cash flows from operating activities:	
Net income	$ 102
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(16,284)
Accounts payable	2,059
Commissions payable	10,623
Cash used by operating activities:	(3,500)
Cash flows provided (used) by investing activities:	
Interest income added to certificate of deposit	(456)
Cash used by investing activities:	(456)
Net change in cash and cash equivalents	(3,956)
Cash and cash equivalents:	
Beginning of period	5,981
End of period	$ 2,025
Other disclosures:	
Interest paid	$ -
Income taxes paid	$ 35

See accompanying notes

St. Bernard Financial Services, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
December 31, 2006

Balance- December 31, 2005	$None
Activity during the year	None
Balance- December 31, 2006	$None

See accompanying notes

St. Bernard Financial Services, Inc.
Notes to Financial Statement
December 31, 2006

Note 1: Organization and Summary of Significant Accounting Policies

Organization

St. Bernard Financial Services, Inc. (the "Company") was formed March 20, 1994, under the laws of the State of Arkansas pursuant to the Arkansas Business Corporation Act. The Company, conducting business within the state of Arkansas, is registered as a broker/dealer with the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the Arkansas Securities Department. It has contracted a national securities firm to perform all the required execution, clearing, and record-keeping services for introduced accounts.

Significant Accounting Policies

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and Depreciation

Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over estimated useful lives of the respective assets.

Securities Transactions

Customers' introduced securities transactions are recorded on a settlement date basis with related commission revenue and expenses recorded on a trade date basis. A provision for uncollectible accounts is provided when justified and, in management's opinion, no provision was necessary at December 31, 2006.

Income Taxes

Revenue is recognized under the market value method for securities owned and income taxes are calculated thereon. Deferred income taxes are provided on material temporary differences, when existing, between financial statement and income tax reporting.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2: Commitments and Contingencies

The Company currently has a verbal month-to-month agreement to pay $500 per month for rental of its office facilities. For a portion of the year rent expense was $280. Rental expense of its office facilities for 2006 totaled $7,560.

Note 3: Disclosures About the Fair Value of Financial Instruments

Disclosure of the estimated fair value of financial instruments is required under the provisions of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments". Management believes that the carrying amounts of the Company's financial instruments at December 31, 2006, which include cash and cash equivalents, commissions receivable, certificate of deposit and payables, are reasonable estimates of their fair value.

Note 4: Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $7,663, which was $2,229 in excess of its required net capital of $5,000. The Company's net capital ratio was 10.6 to one.

ADDITIONAL INFORMATION

St. Bernard Financial Services, Inc.
Schedule I - Computation of Net Capital Requirement
Pursuant to Rule 15c3-1
December 31, 2006

Computation of net capital

Stockholders' equity		
Common stock	$ 100	
Additional paid-in capital	12,253	
Retained earnings	4,085	
Total stockholders' equity		$ 16,438
Less: Non-allowable assets		
Non allowable commission receivable	8,648	
Hair cuts on money market	127	
		8,775
Net Capital		$ 7,663

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness of $81,500	$ 5,434	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,434
Excess net capital		$ 2,229
Percentage of aggregate indebtedness to net capital	10.6:1	

There were no material differences between aggregate indebtedness computed above and as filed by St. Bernard Financial Service, Inc. in its amended Focus Report as of December 31, 2006.

See accompanying notes

St. Bernard Financial Services, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2006

A computation of reserve requirement is not applicable to St. Bernard Financial, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(B).

All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of the clearing firm: Saxony Securities.

See accompanying notes

TEAFF & ASSOCIATES
Certified Public Accountants

LESLIE T. TEAFF, CPA
J. MARLENE HALL, CPA
PAMELA C. MAGNESS, CPA

210 WEST 10th STREET
RUSSELLVILLE, ARKANSAS 72801

(479) 968-3500

FAX (479) 968-3507

MEMBERS:
ARKANSAS SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors and Stockholders
St. Bernard Financial Services, Inc.

In planning and performing our audit of the financial statement of St. Bernard Financial Services, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provision of Rule 15a3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any


CPA

evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed the condition described in the following paragraph, which we believe solely, results in a more than relatively low risk that errors or irregularities in amounts that could be material in relation to the financial statements of the Company may occur and not be detected within a timely period.

Since the Company is small, one individual performs essentially all of its operational and recordkeeping procedures. Consequently, the segregation of duties, which is normally required for effective internal control, is not achievable. The Company has no plans to change operational and recordkeeping procedures until justified by future growth.

This condition was considered in determining the nature, timing, and extent of the audit tests applied in our examination of the financial statements, and this report does not affect our report on those financial statements dated February 5, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives except for the condition discussed in the second preceding paragraph which we believe is a material inadequacy in the practices and procedures comprehended in the Commission's objectives.

This report is intended solely for the use of management, the Board of Directors and Stockholders, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the applicable state regulatory authorities and should not be used for any other purpose.



Teaff & Associates, CPAs
Russellville, AR
February 5, 2007

END